EXHIBIT 10.31

August 28, 2013

Theodore R. Cahall, Jr.,

On behalf of Digital River, Inc., a Delaware corporation, we are pleased to extend to you this offer of employment.  This offer is contingent upon (a) your ability to accept the position without violating any non-compete or other related legal agreements, (b) signing required documents including the Proprietary Information Agreement and the Change of Control and Severance Agreement, (c) satisfactory reference, background and other checks, (d) proof of your ability to work in the United States and compliance with all other legal requirements and (e) compensation committee approval of compensation package.  The Proprietary Information Agreement and the Change of Control and Severance Agreement accompany this offer letter for your review and signature.

Start Date:	On or before Monday, October 21, 2013

Title:	EVP and Chief Operating Officer, reporting to the CEO

Work Office:

Your employment will begin with your primary office location in the Digital River Seattle office. It is expected that during your first 90 days you will base in Seattle and travel to other Digital River sites as required. Within your first 90 days, it is also expected that you will relocate your primary residence to the Minneapolis area. Upon relocating to Minneapolis, your primary office location will become Digital River’s headquarters in Minnetonka, MN.

Base Salary:	$400,000 per annum - Digital River pays biweekly for a total of 26 pay periods per calendar year. Your position is an exempt position and not eligible for overtime.

Bonus:	100% of your annual base salary and subject to Digital River’s Performance Incentive Plan, as administered by the Company’s Compensation Committee.

Restricted
Stock Grants:	You will be recommended to receive a restricted stock grant equivalent to $1.5 million of the Company’s restricted stock valued as of the day of grant which vest over 4 years.

The vesting of this grant will be as follows:

25% on your first anniversary of the grant date
25% on your second anniversary of the grant date
25% on your third anniversary of the grant date
25% on your fourth anniversary of the grant date

Other provisions and rights of ownership of these stock grants are contained in the document entitled Digital River, Inc. 2007 Equity Incentive Plan.  These restricted shares are subject to approval by the Compensation Committee at its next regular monthly meeting following your hire date.  Subsequent to this approval by the Compensation Committee, you will receive the separate written restricted stock grant document.  Until you receive this document, you have no restricted stock grant from the Company.

Annual Equity: Grants

For fiscal 2014, in connection with your hiring, you will be recommended to receive an equity award of $1.2 million consistent with the terms of the equity award programs to other executive officers pending approval from the Compensation Committee.

Thereafter, on an annual basis, you shall be eligible for additional future equity awards as customarily granted to executive officers as determined in the sole discretion of the Compensation Committee.

The Revenue Growth Experts in Global Cloud Commerce
Digital River, Inc. • 10380 Bren Road West • Minnetonka • Minnesota 55343 • United States
Phone: +1.952.253.1234 • Fax: +1.952.253.8497 • www.digitalriver.com

Signing Bonus:

Digital River agrees to pay a $100,000 signing bonus (less applicable taxes) in your first payroll period following your start date. In addition, you will receive $200,000 which shall be made on the first payroll period in January 2014 reflecting a total sign-on bonus of $300,000; provided you are an employee in good standing with Digital River at the time of payment. The signing bonus will be recoverable on a pro rata basis by the Company in the event that you leave the Company within the first twenty-four (24) months of your start date.

Additional
Payment:

In the event you do not receive the equity from your current employer that will vest on October 13, 2013, the Company will make you whole on a dollar-for-dollar basis up to $336,000 (such amount based upon your employer’s stock price on that date). This payment shall be made on the first payroll period in January 2014.

Relocation:

You will be reimbursed for reasonable and customary expenses associated with your relocation to the Minneapolis area and purchase of a home.  These include, but are not limited to, customary buyer-paid closing costs related the purchase of a new home. For avoidance of doubt such costs would include one point loan origination fee (mortgage discount points are not reimbursed), housing appraisal, housing inspection, credit check, broker administrative fees, mortgage registration tax fee and title insurance but would not include homeowners insurance nor pre-paid items such as real estate escrows, prepaid interest or any reoccurring fees or taxes.  You will also be reimbursed for movement of your household goods and vehicles to Minneapolis in an amount not to exceed $50,000.  To facilitate your provision of services to the Company pending the relocation of his permanent residence, the Company will provide you with an allowance of up to $3,500 per month for up to ninety (90) days for the cost of an apartment in the Minneapolis, Minnesota metropolitan area. Lastly, you will also be reimbursed for up to three round plane tickets for family members and related hotel expenses for house hunting trips.

Change of
Control:	As a senior executive of Digital River you and the Company will enter into a Change of Control and Severance Agreement.

Benefits:	As a full-time employee you are eligible for Digital River’s employee benefits package. Benefits will commence on the first of the month immediately following hire date.

Paid Time Off:

You will accrue Personal Time Off (PTO) according to Digital River’s current program. You will receive 20 days of PTO per year. At present, except in unusual circumstances and to the extent permitted by law, unused PTO does not carry over from year-to-year.

This letter, supersede and replace any oral discussions, e-mail exchanges, letters and/or other communications you have had with anyone about the terms and conditions of your employment, as well as any promises you may believe have been made to you that surround your employment. In that regard, please note that Digital River is an at-will employer, and neither you nor Digital River is bound to continue the employment relationship if either chooses, at its will, to end the relationship at any time. Consulting work outside of Digital River is prohibited.

We welcome you to become a part of the Digital River Team!  We are hopeful that your contribution will prove to be a strategic part of the success of the company.

Sincerely,

/s/ David C. Dobson	10/22/13
David C. Dobson, Chief Executive Officer	Date

/s/ Theodore R. Cahall, Jr.	9/23/13
Theodore R. Cahall, Jr.	Date